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FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29946

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/11/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WESTCOUNTRY FINANCIAL

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16915 TURTLE CREEK
(No. and Street)

CHARLOTTE (City) NORTH CAROLINA (State) 28278-8428 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES S. SCHMITT 704/583-4146
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOODRICH, BARON, GOODYEAR, LLP
(Name – *if individual, state last, first, middle name*)

6700 E. PACIFIC COAST HWY., SUITE 255, LONG BEACH, CA 90803
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/1/13

OATH OR AFFIRMATION

I, JAMES S. SCHMITT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WESTCOUNTRY FINANCIAL, as of DECEMBER 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



Signature JAMES S. SCHMITT

PRESIDENT/PROPRIETOR
Title

SEE ATTACHED.
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of [redacted]. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WESTCOUNTRY FINANCIAL
(A PROPRIETORSHIP)

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2012

(With Independent Auditors' Report Thereon)

GBG LLP

GOODRICH • BARON • GOODYEAR LLP
Certified Public Accountants

WESTCOUNTRY FINANCIAL
(A PROPRIETORSHIP)

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2012

(With Independent Auditors' Report Thereon)

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ______
2 ______
3 ______
4 ______
5 ______
6 ______

Signature of Document Signer No. 1 | Signature of Document Signer No. 2 (if any)

State of California

County of LOS ANGELES

Subscribed and sworn to (or affirmed) before me on this

12TH day of FEBRUARY, 20 13, by
Date / Month / Year

(1) JAMES S. SCHMITT,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)



GEORGIA F. SHAW
Commission # 1856948
Notary Public - California
Los Angeles County
My Comm. Expires Jul 9, 2013

Place Notary Seal Above

Signature ______
Signature of Notary Public
GEORGIA F. SHAW

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: SEC ANNUAL AUDITED REPORT FORM X-17A-5, PART III

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: ______

RIGHT THUMBPRINT OF SIGNER #1
Top of thumb here

RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here

WESTCOUNTRY FINANCIAL
A SOLE PROPRIETORSHIP

TABLE OF CONTENTS

GOODRICH·BARON·GOODYEAR LLP
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Westcountry Financial

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Westcountry Financial (the Firm) as of December 31, 2012, and the related statements of income and comprehensive income, changes in proprietor's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Firm's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Firm's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westcountry Financial as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained on pages 10-12 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on pages 10-12 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on pages 10-12 is fairly stated in all material respects in relation to the financial statements as a whole.

Goodrich Baron Goodyear, LLP

Long Beach, California
February 19, 2013

WESTCOUNTRY FINANCIAL
A SOLE PROPRIETORSHIP
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS		
Cash	$	11,120
Receivables-Clearing Firm		1,329
Marketable Securities		28,475
TOTAL ASSETS	$	40,924
LIABILITIES AND PROPRIETOR'S EQUITY		
LIABILITIES		
Accounts Payable And Accrued Expenses	$	3,000
TOTAL LIABILITIES		3,000
PROPRIETOR'S EQUITY		
Proprietor's Equity		24,114
Accumulated Other Comprehensive Income		13,810
TOTAL PROPRIETOR'S EQUITY		37,924
TOTAL LIABILITIES AND PROPRIETOR'S EQUITY	$	40,924

The accompanying notes are an integral part of these financial statements.

WESTCOUNTRY FINANCIAL
A SOLE PROPRIETORSHIP
STATEMENT OF INCOME AND COMPREHENSIVE INCOME
YEAR ENDED DECEMBER 31, 2012

REVENUES		
Commission, Net of Clearing Fees	$	12,696
Other Income		7,500
Dividends		607
TOTAL REVENUES		20,803
OPERATING EXPENSES		
Regulatory Fees and Assessments		3,874
Travel		2,709
Other Office Expenses		1,103
TOTAL EXPENSES		7,686
NET INCOME		13,117
OTHER COMPREHENSIVE INCOME		
Unrealized Gain on Securities		4,598
NET COMPREHENSIVE INCOME	$	17,715

The accompanying notes are an integral part of these financial statements.

WESTCOUNTRY FINANCIAL
A SOLE PROPRIETORSHIP
STATEMENT OF CHANGES IN PROPRIETOR'S EQUITY
YEAR ENDED DECEMBER 31, 2012

	Proprietor's Equity	Accumulated Other Comprehensive Income	Total
Balance, January 1, 2012	$ 15,765	$ 9,212	$ 24,977
Net Income(loss)	13,117	-	13,117
Change in Accumulated Other Comprehensive Income	-	4,598	4,598
Proprietor Withdrawals	(4,768)	-	(4,768)
Balance, December 31, 2012	$ 24,114	$ 13,810	$ 37,924

The accompanying notes are an integral part of these financial statements.

WESTCOUNTRY FINANCIAL
A SOLE PROPRIETORSHIP
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2012

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES		
Net Income(Loss)	$	13,117
Adjustments to reconcile net income to net cash provided by operating activities		
(Increase) decrease in:		
Receivables - Clearing Firm		(842)
Increase (decrease) in:		
Net cash provided by operating activities		12,275
CASH FLOWS USED FOR INVESTING ACTIVITIES		
Purchases of Marketable Securities		(10,980)
CASH FLOWS USED FOR FINANCING ACTIVITIES		
Proprietor Withdrawals		(4,768)
CHANGE IN CASH		(3,473)
BEGINNING CASH		14,593
ENDING CASH	$	11,120

The accompanying notes are an integral part of these financial statements.

NOTE 1 - GENERAL INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Westcountry Financial(the "Firm"), a sole proprietorship, is a registered broker-dealer maintaining its only office in Charlotte, North Carolina. The Firm is subject to a minimum net capital requirement of $5,000 under SEC Rule 15c3-1. The Firm operates pursuant to the (K) (2) (i) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities. Therefore, the Firm is exempt from the computation for the determination of reserve requirements pursuant to rule 15c3-3 as well as the disclosure of information relating to possession and control requirements pursuant to Rule 15c3-3. The Firm's business consists of trades cleared through a clearing firm on a fully disclosed basis.

Method of Accounting

The Firm's financial statements have been prepared using the accrual basis of accounting and in conformity with accounting principles generally accepted in the United States of America. The Firm uses the trade date basis for recording all securities transactions.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Firm considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2012.

Fair Value of Marketable Securities

Marketable Securities are recorded at their fair value in the statement of financial condition. Gains and losses are reflected in the statement of income and comprehensive income.

Generally accepted accounting standards in the United States of America define fair market value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between willing market participants at the measurement date. This accounting standards categorizes the methods for determining the fair market value into three categories.

Level 1-Data used consists of quoted prices in active markets for identical assets or liabilities that the company has the ability to access at the measurement date. This data will often consist of daily published prices of actively traded stocks, bonds, and mutual funds for example. This level of data is given priority over level 2 and 3 data in establishing fair market value.

NOTE 1 - GENERAL INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Fair Value of Marketable Securities, continued

Level 2-Data used consists of observable information, either directly or indirectly, other than level 1 quoted prices, An example of such an asset can be a security or investment that is not traded actively and therefore no quoted price is available, but other similar securities or investments have traded recently, or other data such as interest or yield rates are available that allows for a valuation of the asset. Also, institutional funds are required to be classified as valued based on level two data even though revalued quoted prices are provided daily because they are not considered publicly traded. Level 2 data is given priority over level 3 data in establishing fair market value.

Level 3-There are no observable data for determining the fair value of the asset. This would occur where there is no current market or other activity that can be used to determine fair value. In this situation unobservable data may be used to make the best fair value determination possible.

The standard also requires that the lowest level of input used in determining fair value be used in describing the level of input used in valuing an asset or liability.

The following table presents the Firm's assets and related valuation inputs within the fair value hierarchy utilized to measure fair value as of December 31, 2012 on a recurring basis:

	Level 1	Level 2	Level 3	Total
Marketable securities	$ 28,475	$ -	$ -	$ 28,475

Marketable securities are based on quoted market prices in active markets for identical assets.

SIPC Assessments

The SIPC assessments have been determined fairly in accordance with applicable instructions remitted timely.

Income Taxes

The Firm is a sole proprietorship. The Firm is not a taxpaying entity for purposes of federal and state income taxes. The net taxable income of the Firm is included on the income tax returns of the sole proprietor. Therefore, no provision for income taxes has been recognized by the Firm.

Comprehensive Income

Comprehensive income consists of income and losses affecting proprietor's equity that, under generally accepted accounting principles in the United States of America, are excluded from net income. These consist of unrealized gains and losses related to investments in marketable securities for the Firm.

NOTE 1 - GENERAL INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Subsequent Events

The Firm has evaluated events and transactions occurring subsequent to year-end through the date that the financial statements were available for distribution, which was February 19, 2013. No transactions or events were found that were material enough to require recognition in the financial statements.

NOTE 2 - MARKETABLE SECURITIES

Investments in securities consists of securities available for sale with a fair market value of $28,475 and a cost of $14,665 at December 31, 2012. The unrealized gain of $13,810 is included as accumulated other comprehensive income in the accompanying Statement of Financial Condition.

NOTE 3 - NET CAPITAL

The Firm is subject to a $5,000 minimum capital requirement pursuant to SEC Rule 15c3-1, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2012 the net capital was $33,653 which exceeded the required minimum capital by $28,653. The aggregate indebtedness to net capital ratio was .0891 to 1.

WESTCOUNTRY FINANCIAL
A SOLE PROPRIETORSHIP
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2012

Net Capital Computation	
Total Equity from the Statement of Financial Condition	$ 37,924
Less non-allowable assets:	-
	37,924
Hair Cuts	
15% haircut on security positions	4,271
Net Capital	$ 33,653
Computation of Basic Net Capital Requirement	
Minimum dollar net capital required	$ 5,000
Net Capital From Above	$ 33,653
Excess net capital	$ 28,653
Computation of Ratio of Aggregate Indebtedness to Net Capital	
Total aggregate indebtedness	$ 3,000
Ratio of aggregate indebtedness to net capital	.0891 to 1
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1	N/A

The computation of net capital as reported in the unaudited Part IIA filing agrees with the net capital above.

WESTCOUNTRY FINANCIAL
A SOLE PROPRIETORSHIP
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2012

Not Applicable-A computation of reserve requirements is not applicable to Westcountry Financial, a sole proprietorship, as the Firm qualifies for exemption under Rule 15c3-3(k)(2)(i).

WESTCOUNTRY FINANCIAL
A SOLE PROPRIETORSHIP
INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2012

Not Applicable-Information relating to possession or control requirements is not applicable to Westcountry Financial, a sole proprietorship, as the Firm qualifies for exemption under Rule 15c3-3(k)(2)(i).

GOODRICH·BARON·GOODYEAR LLP

Certified Public Accountants

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

The Board of Directors
Westcountry Financial

In planning and performing our audit of the financial statements of Westcountry Financial (the Firm), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Firm's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Firm's internal control. Accordingly, we do not express an opinion on the effectiveness of the Firm's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Firm including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Firm does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Firm in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Firm is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Firm has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Firm's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Firm's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Long Beach, California
February 19, 2013